Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 of The Dolan Company (the “Company”), f/k/a Dolan Media Company, of our reports dated March 8, 2010, relating to our audits of the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph to the Company’s change in its method of accounting for noncontrolling interest in subsidiaries and business combinations), and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, which appear in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
May 27, 2010